Date:	August 19, 2008

Mr. Wilson K.Lee, Staff Accountant
Cicely LaMothe, Branch Chief
United Sates Securities and Exchange Commission
Washington, D.C. 20549

RE: The Everest Fund, L.P.
        Form 10-K for the Year Ended December 31, 2007
        File Nos. 000-17555

Dear Sir and Madam,

In response to your letter, we are submitting an amended 10Ka with management's report on internal control over financial reporting for 2007 fiscal year and a revised Certification of Principal Executive Officer and Principal Financial Officer.

The 10K filing was incomplete due to a miscommunication between Everest's attorneys and Everest. Management's failure to complete its report on internal control over financial reporting did not impact its conclusions regarding the effectiveness of our disclosure controls and procedures as the end of 2007. We are herein revising our disclosures.

The management acknowledges that the company is responsible for the adequacy and accuracy of disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


By:  /s/ Peter Lamoureux
Peter Lamoureux, President,
Secretary, Treasurer, and Director
The Everest Fund, L.P.
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556